Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Public Company NIRE 35300010230 Announcement to the Market Itaú Unibanco Holding S.A (“Company”) informs that will make a presentation for investors and shareholders today at the 14th Annual Itaú BBA Conference, in New York. The content of the presentation, including Company's expectations, is based on the information available up to the event and mentioned expectations involves risks, uncertainties and assumptions that may be beyond our control. Please find attached the presentation slides. The public provision of these information reinforces our commitment to transparency in our disclosures to the various strategic stakeholders. São Paulo-SP, May 16, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Public Company NIRE 35300010230 Announcement to the Market Itaú Unibanco Holding S.A (“Company”) informs that will make a presentation for investors and shareholders today at the 14th Annual Itaú BBA Conference, in New York. The content of the presentation, including Company's expectations, is based on the information available up to the event and mentioned expectations involves risks, uncertainties and assumptions that may be beyond our control. Please find attached the presentation slides. The public provision of these information reinforces our commitment to transparency in our disclosures to the various strategic stakeholders. São Paulo-SP, May 16, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations

Digital strategy Candido Bracher | President and CEO Ricardo Guerra | CIO Itaú Unibanco | May 2019Digital strategy Candido Bracher | President and CEO Ricardo Guerra | CIO Itaú Unibanco | May 2019

Customer needs
MOBILITY
Does not want to waste time in traffic
LEISURE
Wants access to nice and easy entertainment
COMMUNICATION
Needs to communicate with his/her network anytime, anywhere
TRAVEL
Seeks to have new experiences and convenience while traveling
24h
FULL SERVICE
Seeks intelligent and integrated solutions (super apps) to make everyday life easier
MUSIC
Wants to listen to their favorite albums anytime, anywhere
CONSUMING
Wants as many product options as possible to choose from when necessary

Customers expectations have changed.

They demand high-quality experiences rather than just products and services.

The game changer: technology

Solving real customer needs through tech.


AI/ML
BIG DATA ANALYTICS
BIOMETRICS
SMARTPHONE
CHATBOTS
WEARABLES
CLOUD
BLOCKCHAIN
SOCIAL MEDIA

Customer ownership is the new rule Respect customer privacy Continuously listen to customers and follow up to get their feedback Motivate employees to stay engaged Act proactively to anticipate needs Adapt to customer demands and circumstances in real time Build customer empathy into processes and policies What really matters is to have the customer in the Act systematically to improve customer center of everything we do experienceCustomer ownership is the new rule Respect customer privacy Continuously listen to customers and follow up to get their feedback Motivate employees to stay engaged Act proactively to anticipate needs Adapt to customer demands and circumstances in real time Build customer empathy into processes and policies What really matters is to have the customer in the Act systematically to improve customer center of everything we do experience

How to achieve customer ownership? Innovators Incumbents X Challenge: change Challenge: scale “Incumbents must find innovation before innovators find distribution” How to achieve customer ownership? Innovators Incumbents X Challenge: change Challenge: scale “Incumbents must find innovation before innovators find distribution”

What is Itaú Unibanco doing to achieve customer ownership? Bulding digital capabilities on top of major strenghts. Leverage Develop + The capability to Lots of data continuously transform Large customer base A full range of products + speed to extend our digital offer value proposition and services addressing deep knowledge of customer real customer needsWhat is Itaú Unibanco doing to achieve customer ownership? Bulding digital capabilities on top of major strenghts. Leverage Develop + The capability to Lots of data continuously transform Large customer base A full range of products + speed to extend our digital offer value proposition and services addressing deep knowledge of customer real customer needs

What is Itaú Unibanco doing to achieve customer ownership? + speed to extend our digital offer value proposition addressing deep knowledge of customer real customer needs Itaú Unibanco | Maio 2019What is Itaú Unibanco doing to achieve customer ownership? + speed to extend our digital offer value proposition addressing deep knowledge of customer real customer needs Itaú Unibanco | Maio 2019

What is Itaú Unibanco doing to achieve customer ownership? + speed to extend our digital offer value proposition addressing deep knowledge of customer real customer needs Itaú Unibanco | Maio 2019What is Itaú Unibanco doing to achieve customer ownership? + speed to extend our digital offer value proposition addressing deep knowledge of customer real customer needs Itaú Unibanco | Maio 2019

Speed to extend our digital offer (10x) 10x 2x CI/CD Methodologies Processes Business + tech Test automation Delivery integration using AI Cloud Technologies Communities (digital channels) Legacy modernization Business + tech Analytics Cubo Agile and integration (all Delivery Ops (innovation design Communities) ecosystem) thinking 2010 2018Speed to extend our digital offer (10x) 10x 2x CI/CD Methodologies Processes Business + tech Test automation Delivery integration using AI Cloud Technologies Communities (digital channels) Legacy modernization Business + tech Analytics Cubo Agile and integration (all Delivery Ops (innovation design Communities) ecosystem) thinking 2010 2018

Working model | Digital-oriented organization

Customer centricity means managing the organization in a new way.

	TRADITIONAL	MODERN
	Project management and execution	**Continuous evolution of our digital solutions**
Team organization	People move with each new project	Stable teams working in collaboration
Value capture	Months/years	Weeks
Customer involvement	After solution is reached	Constant iterations and continuous feedback
Working method	Waterfall	Agile, lean and design thinking



BUSINESS + TECHNOLOGY


PLATFORMS IN CONTINUOUS EVOLUTION

DELIVERY COMMUNITIES

Moving from command and control to autonomy


Technology
User Experience
Product
Business obj. 1
Busines s obj. 2
Business obj. 3
Business obj. 4
Data science
Operations
Delivery communities are ruled by agile and lean principles.

Itaú Unibanco | May 2019

Technology platform | Legacy modernization Microservices advantages: Benefits of • Scalability and flexibility • More frequent deliveries • Availability modernization • Time-to-money reduction Batch processing architecture Event-driven • Cost and lock-in reduction ONLINE SYSTEMS BATCH SYSTEMS • Digital, customer-centric technology Managerial • Operational risk reduction Managerial • Enabling open banking Accounting Accounting We are also employing • Payments Receivables external platforms to • Credit card Receivables • Current account speed up the delivery of news solutions Data Lake (products and services) Data Lake Itaú Unibanco | May 2019Technology platform | Legacy modernization Microservices advantages: Benefits of • Scalability and flexibility • More frequent deliveries • Availability modernization • Time-to-money reduction Batch processing architecture Event-driven • Cost and lock-in reduction ONLINE SYSTEMS BATCH SYSTEMS • Digital, customer-centric technology Managerial • Operational risk reduction Managerial • Enabling open banking Accounting Accounting We are also employing • Payments Receivables external platforms to • Credit card Receivables • Current account speed up the delivery of news solutions Data Lake (products and services) Data Lake Itaú Unibanco | May 2019

Technology platform | Cloud Technology tools that support our working model. Cloud Why is cloud computing important to us? more 8x • Time-to-money reduction solutions • Application modernization in cloud • Cost efficiency • Operational risk reduction 2017 2018 • Access to public cloud tools 2018 2019 Until 2021 Cloud computing expected to be used in the 50% of financial benefit 70% of projects have cloud solutions. main interfaces with customers. projects At least one public cloud Multi-cloud in at least 3 providers. used cloud solutions. provider used. Access to tools that add value for customers Itaú Unibanco | May 2019Technology platform | Cloud Technology tools that support our working model. Cloud Why is cloud computing important to us? more 8x • Time-to-money reduction solutions • Application modernization in cloud • Cost efficiency • Operational risk reduction 2017 2018 • Access to public cloud tools 2018 2019 Until 2021 Cloud computing expected to be used in the 50% of financial benefit 70% of projects have cloud solutions. main interfaces with customers. projects At least one public cloud Multi-cloud in at least 3 providers. used cloud solutions. provider used. Access to tools that add value for customers Itaú Unibanco | May 2019

Technology platform | DevOps and SRE

Accelerate integration, continuous deployment and software delivery.

DevOps and SRE


DevOps
Developers
Incorporate practices to shorten the development life cycle while delivering features, fixes and updates
IT Operations
SRE


Waterfall
Design
Code
Test
Deploy
CI/CD
Waterfall
Agile
Design
Code
Test
Code
Test
Code
Test
Deploy
CI/CD
Agile
DevOps
Design
CI/CD
DevSecOps

Itaú Unibanco | May 2019

CUBO | Innovation ecosystem

Itaú

Cubo is the **largest hub** for technological entrepreneurship promotion in **Latin America.**

cubo + Itaú

1,100 residents (120 startups)

400 startups members

70+ projects between the bank and Cubo startups

13 floors + rooftop

215,000+ ft²

2,000 people/day

24 sponsors







4 events/day
1,000 events/year

Founders:

Itaú | Redpoint eventures

Business verticals: Industry | Retail | Health | Education | Fintech

Partnerships: Renault, brMalls, dasa, kroton, Cisco, CI&T, Schneider Electric, accenture digital, Sapore + others

Awards since 2015:

- Spark Awards
- IF Design Award
- International Visual Identity Awards
- Financial Innovation Awards 2016
- Startup Awards

Itaú Unibanco | May 2019

What is Itaú Unibanco doing to achieve customer ownership? + speed to extend our digital offer value proposition addressing deep knowledge of customer real customer needs Itaú Unibanco | Maio 2019What is Itaú Unibanco doing to achieve customer ownership? + speed to extend our digital offer value proposition addressing deep knowledge of customer real customer needs Itaú Unibanco | Maio 2019

Technology platform | Data analytics and AI

Understand customers and leverage the business.

Generated value

Value capture with **AI** and **analytics** has been increasing

(base 100)



100
270
375
2017
2018
2019

Average ROI **1500%**

Training and capacity building

Human capital training and knowledge dissemination

Number of data scientists at Itaú Unibanco:



+548%
+16%
33
214
~250
2017
2018
2019

Itaú Unibanco Analytics Training Program:

- 7 months long
- 400h training

Partnerships:

Stanford University MIT Massachusetts Institute of Technology USP

Analytics Ops

Efficient strategy for model deployment



7x faster
4x faster
2017
2018
2019



VIRTUAL ASSISTANT
Artificial intelligence algorithm is retrained every week

Itaú Unibanco | May 2019

Technology platform | Open banking

More data about our customers.

PHASE 1 (2020)	PHASE 2 (2021)	PHASE 3	PHASE 4 (2022)
PRODUCT INFORMATION	CUSTOMER DATA	CURRENT ACCOUNT INFORMATION CREDIT INFORMATION	PAYMENT
Location of points of service, product features, contract terms and conditions, financial costs etc.	Name, parents' names, address etc.	Data related to deposit accounts, credit transactions, other products and services contracted by customers etc.	Payment initiation, cash transfers, payments for products and services etc.



Great opportunity for **customer ownership.**

Itaú Unibanco | May 2019

Human capital | Iniciatives

Performance based on cooperation

Evaluation combines collective indicators and individual efforts





Data scientist

Analytics Education Program





Dress code flexibility

Valuing and respecting people's unique personalities

New ways to attract talent



Hackathons pre-select new employees

+ 5,000 people (2018)



New technology building

Redesigned spaces to encourage cooperation, creativity and productivity



Delivery Communities

+ 7,000 people

29 Communities

Itaú Unibanco | May 2019

Our initiatives are reflected in numbers Significant improvement in indicators: Lead time Regulatory environment More value Reduced delivery time for Attended more regulatory requirements Highest return on financial technology solutions using technology benefit projects (Base 100) (Base 100) (Base 100) +161% +122% -48% +97% +95% -22% -33% 222 261 100 +34% +12% 78 52 134 112 100 100 201620172018 201620172018 201620172018 Itaú Unibanco | May 2019Our initiatives are reflected in numbers Significant improvement in indicators: Lead time Regulatory environment More value Reduced delivery time for Attended more regulatory requirements Highest return on financial technology solutions using technology benefit projects (Base 100) (Base 100) (Base 100) +161% +122% -48% +97% +95% -22% -33% 222 261 100 +34% +12% 78 52 134 112 100 100 201620172018 201620172018 201620172018 Itaú Unibanco | May 2019

Digital experience | Itaú Unibanco customers are increasingly going digital 1 Use of digital channels % of transactions through digital channels Transaction volume (%) Individuals (millions) Companies (millions) 74% 73% 1Q17 1Q19 2 Credit 16% 18% 11.5 2 Investments 37% 46% 27% 1.2 10.0 1.1 26% 1.0 8.8 2 Payments 64% 80% 2008 2010 2012 2014 2016 2018 3 Transfers 88% 94% Mar-17 Mar-18 Mar-19 Mar-17 Mar-18 Mar-19 Physical Digital New Individuals accounts (thousands) % digital operations on the retail operating revenues 1,108 1,073 1,066 1,037 1,007 Digital Physical 27% 32% Efficiency ratio Branches Branches of branches in 1Q19 221 225 165 127 91 Physical 73% 68% Abreconta 27% 70% Branches App Physical Digital 1Q18 2Q18 3Q18 4Q18 1Q19 1Q17 1Q19 (1) Internet, mobile and SMS on Retail Bank; (2) Share of digital channels in the volume (R$) of transactions in the Retail Bank segment; and (3) Share of digital channels in quantity of transfers between different banks in the Retail Bank segment. Itaú Unibanco | May 2019Digital experience | Itaú Unibanco customers are increasingly going digital 1 Use of digital channels % of transactions through digital channels Transaction volume (%) Individuals (millions) Companies (millions) 74% 73% 1Q17 1Q19 2 Credit 16% 18% 11.5 2 Investments 37% 46% 27% 1.2 10.0 1.1 26% 1.0 8.8 2 Payments 64% 80% 2008 2010 2012 2014 2016 2018 3 Transfers 88% 94% Mar-17 Mar-18 Mar-19 Mar-17 Mar-18 Mar-19 Physical Digital New Individuals accounts (thousands) % digital operations on the retail operating revenues 1,108 1,073 1,066 1,037 1,007 Digital Physical 27% 32% Efficiency ratio Branches Branches of branches in 1Q19 221 225 165 127 91 Physical 73% 68% Abreconta 27% 70% Branches App Physical Digital 1Q18 2Q18 3Q18 4Q18 1Q19 1Q17 1Q19 (1) Internet, mobile and SMS on Retail Bank; (2) Share of digital channels in the volume (R$) of transactions in the Retail Bank segment; and (3) Share of digital channels in quantity of transfers between different banks in the Retail Bank segment. Itaú Unibanco | May 2019

Digital experience | Efficiency focus, while continuously investing in technology Technology investments 160 130 122 100 111 106 101 18% 100 Inflation (IPCA) 70.1 accumulated in the 64.2 61.2 60.7 46.4 47.6 46.3 45.3 period 2016 2017 2018 2019 (E) Efficiency Ratio (%) Risk-Adjusted Efficiency Ratio (%) Non-interest Expenses (Base 100) Technology investments (Base 100) Itaú Unibanco | May 2019Digital experience | Efficiency focus, while continuously investing in technology Technology investments 160 130 122 100 111 106 101 18% 100 Inflation (IPCA) 70.1 accumulated in the 64.2 61.2 60.7 46.4 47.6 46.3 45.3 period 2016 2017 2018 2019 (E) Efficiency Ratio (%) Risk-Adjusted Efficiency Ratio (%) Non-interest Expenses (Base 100) Technology investments (Base 100) Itaú Unibanco | May 2019

Digital experience | Continuous updates for a better experience 1st bank APP ITAÚ (INDIVIDUALS) offering bank account opening by mobile phone 4,6 + 11 MM individual clients using digital channels 1st bank + 40 new features on the offering a leaner mobile channel smartphone app 318 updates in our apps in 2018 Average: 2 updates a month per app Card receivables APP ITAÚ EMPRESAS control by phone 3,8 4,4 Updated in 31/12/2018 Itaú Unibanco | May 2019Digital experience | Continuous updates for a better experience 1st bank APP ITAÚ (INDIVIDUALS) offering bank account opening by mobile phone 4,6 + 11 MM individual clients using digital channels 1st bank + 40 new features on the offering a leaner mobile channel smartphone app 318 updates in our apps in 2018 Average: 2 updates a month per app Card receivables APP ITAÚ EMPRESAS control by phone 3,8 4,4 Updated in 31/12/2018 Itaú Unibanco | May 2019

What is Itaú Unibanco doing to achieve customer ownership? + speed to extend our digital offer value proposition addressing deep knowledge of customer real customer needs Itaú Unibanco | Maio 2019What is Itaú Unibanco doing to achieve customer ownership? + speed to extend our digital offer value proposition addressing deep knowledge of customer real customer needs Itaú Unibanco | Maio 2019

Offers | REDE customer centricity case Rede eliminated the prepayment rate on credit card transactions without installments. Come to Rede. • Use of any Rede’s point of sale machine with a bank domicile in Itaú Unibanco • Annual sales up to R$30 million Stimulate the Pursue even Influence We development higher levels other moves want: of entrepreneurs, of customer in the industry micro and small satisfaction companies Itaú Unibanco | May 2019Offers | REDE customer centricity case Rede eliminated the prepayment rate on credit card transactions without installments. Come to Rede. • Use of any Rede’s point of sale machine with a bank domicile in Itaú Unibanco • Annual sales up to R$30 million Stimulate the Pursue even Influence We development higher levels other moves want: of entrepreneurs, of customer in the industry micro and small satisfaction companies Itaú Unibanco | May 2019

Offers | Credicard ZERO Paperless, zero fee credit card. Zero annuity and distinguished Customer • 100% digital sale: 691k new customers loyalty program that converts recognition into miles of any company • 45% lower operational costs and 69% lower acquisition costs Global NPS 74 Available on: Digital Paperless Value for money Digital Experience (+expense benefit –churn) Itaú Unibanco | May 2019Offers | Credicard ZERO Paperless, zero fee credit card. Zero annuity and distinguished Customer • 100% digital sale: 691k new customers loyalty program that converts recognition into miles of any company • 45% lower operational costs and 69% lower acquisition costs Global NPS 74 Available on: Digital Paperless Value for money Digital Experience (+expense benefit –churn) Itaú Unibanco | May 2019

Offers | personalized investment offer


INVESTIMENTO
360


TENHA O MELHOR DE UM
BANCO E DE UMA CORRETORA
NO MESMO LUGAR.

A customized selection of investment products by Itaú or other companies.

+ **knowledge** and **understanding** of customer.

Transparent recommendations, respecting investor profile and goals.

Main products and services

- Funds
- Stocks
- Tesouro Direto
- Savings
- Retirement
- CDB and fixed income

Itaú Unibanco | May 2019

Offers | insurance open platform Expansion of insurance portfolio with complementary products offered by partner insurance companies. Residential / Auto Corporate 2018 Healthcare 2017 Capitalization 07 categories 11 Life Card protection 02 insurers 08 Smartphone Assistance protection 05 channels 07 Dental Travel 29 products 39 Payment protection/ Guarantee + Multi-channel distribution Post-sale Easy access and convenience Specialized Benefits: for customers focused on fee business salesforce excellence Itaú Unibanco | May 2019Offers | insurance open platform Expansion of insurance portfolio with complementary products offered by partner insurance companies. Residential / Auto Corporate 2018 Healthcare 2017 Capitalization 07 categories 11 Life Card protection 02 insurers 08 Smartphone Assistance protection 05 channels 07 Dental Travel 29 products 39 Payment protection/ Guarantee + Multi-channel distribution Post-sale Easy access and convenience Specialized Benefits: for customers focused on fee business salesforce excellence Itaú Unibanco | May 2019

Iti is a multi-purpose platform that allows clients and non-clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. Individuals • No minimum income or bank account requirements • Pay, buy, transfer and receive money easily and instantly, using just a smartphone • Virtual wallet: credit cards (of any bank) to make payments • Discounts and benefits in partner retailers 800.000 Rede merchants • Zero fee offer (freemium)Iti is a multi-purpose platform that allows clients and non-clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. Individuals • No minimum income or bank account requirements • Pay, buy, transfer and receive money easily and instantly, using just a smartphone • Virtual wallet: credit cards (of any bank) to make payments • Discounts and benefits in partner retailers 800.000 Rede merchants • Zero fee offer (freemium)

Product evolution hypothesis

(to be determined by customers)

iti

	layer 0	layer 1	layer 2	layer 3
	Digital prepaid account Payments Human chat service	Lending Investments Credit card Personal financial management Conversational interface	Open banking platform	Beyond banking Marketplace
goal	Scale and engage	Monetize	Monetize	Monetize
rent.	Deficit operation	Bank services with no fees	Commission	Commission and data monetization

Digital experience | Recurring net income and value creation ROE Average cost of capital Recurring net income Value creation Cost of capital Itaú Unibanco | May 2019 R$ billionDigital experience | Recurring net income and value creation ROE Average cost of capital Recurring net income Value creation Cost of capital Itaú Unibanco | May 2019 R$ billion

Digital strategy Candido Bracher | President and CEO Ricardo Guerra | CIO Itaú Unibanco | May 2019Digital strategy Candido Bracher | President and CEO Ricardo Guerra | CIO Itaú Unibanco | May 2019

Attachments Itaú Unibanco | May 2019Attachments Itaú Unibanco | May 2019

Economic models


market
opportunity

Traditional


High initial investment
Fixed costs
$
Low customer involvement

- Marketing research
- Valuation
- Investment in assets
  - Distribution centers (branches)
  - Data center
  - Softwares

OUTCOMES

- **High** capex;
- **Very long lead time;**
- **Higher** expectation of short-term return;
- Need for early **revenue**.

Digital products


CAPEX becomes OPEX:
Several short delivery cycles
Low initial investment
Free is too different from cheap (behavioral economics)
$
Variable costs
Financial return
Costs
Investment
Delivery
Customer involvement in all developments

OUTCOMES

- **Low** capex;
- + **experimentation**;
- First **scale** the customer base, then **monetize;**
- **Lower** expectation of short-term return (venture capital).

WHAT DO WE NEED TO PURSUE?

1. Customer obsession
2. Speed
3. Low capex
4. Freemium

Technology as business enabler MOBILE EVENT-DRIVEN AND INTERNET ARCHITECTURE 1 3 1 2 SOCIAL CLOUD 1 2 3 DATA BLOCKCHAIN 1 2 2 MICROSERVICES AGILE (business + tech) 2 2 3 1 WHAT DO WE NEED TO PURSUE? Customer obsession Low capex 1 3 Freemium 2 Speed 4Technology as business enabler MOBILE EVENT-DRIVEN AND INTERNET ARCHITECTURE 1 3 1 2 SOCIAL CLOUD 1 2 3 DATA BLOCKCHAIN 1 2 2 MICROSERVICES AGILE (business + tech) 2 2 3 1 WHAT DO WE NEED TO PURSUE? Customer obsession Low capex 1 3 Freemium 2 Speed 4

Agile working model | Delivery communities and continuous delivery

Itaú

Evolution of working model

+6000 employees
in this model

Technology | Technology +
other areas of the bank

2015/2016 (operational improvements)

Delivery communities
2017

Integrated communities
2018-2021

Lead time



100
(2016)
78
(2017)
52
(2018)
46
(2019 - forecast)

Focus on technology investments to have **continuous deliveries** | + speed

Run the bank
Mandatory for the business

Ensure the **continuous operation** of the bank

56% of technology investment

Change the bank
Evolve the business

Investments in growth and **business transformation**

44% of technology investment

Low initial investment with benefits continuously captured

Itaú Unibanco | May 2019

Technology platform | Open banking regulation

Open Banking is moving in many countries and each one is creating models to fit local specifications.



Canada is analyzing the Open Banking subject
USA took a stance in favor of Open Banking through a statement by the Treasury
Mexico recently approved fintech legislation, a precursor of the Open Banking regime
UK Implementation in 2018
EU PSD2 started in Jan-2018
Brazilian regulators are preparing local regulations on the subject
Kenia and Nigeria are focused on financial inclusion
South Africa is following PSD2 developments
Payment and banking infrastructure in India is readying for an Open Banking model
Russia is exploring the Open Banking / Data model
Singapore, HK and Japan are making progress on legislation
New Zealand discusses an organic growth model
Australia is implementing a broad Open Banking model

Implementation is more advanced in the UK, European Union and Australia

Fonte: Oliver Wyman.

Itaú Unibanco | May 2019

Technology platform | Open banking regulation Itaú Unibanco is closely following the regulation evolution of open banking. Access and aggregation of transactions from different IFs in a Aggregates data and single data environment to offer several analysis and solutions to analitycs decisions 1 support the customer’s financial decisions. Enhancement/improvement of credit score analysis, for Credit evaluation instance, using the customer’s bank transaction history to 2 facilitate access to financial products. Comparison of prices and product/service offerings from different providers in a single platform using public information Product comparison 3 about products and services. Providers share registration data, facilitating the customer Identity verification onboarding process. 4 Payment initiation by third-party suppliers with no need to go Payments and transfers through the entire current payment chain (acquirers and labels). 5 Itaú Unibanco | May 2019Technology platform | Open banking regulation Itaú Unibanco is closely following the regulation evolution of open banking. Access and aggregation of transactions from different IFs in a Aggregates data and single data environment to offer several analysis and solutions to analitycs decisions 1 support the customer’s financial decisions. Enhancement/improvement of credit score analysis, for Credit evaluation instance, using the customer’s bank transaction history to 2 facilitate access to financial products. Comparison of prices and product/service offerings from different providers in a single platform using public information Product comparison 3 about products and services. Providers share registration data, facilitating the customer Identity verification onboarding process. 4 Payment initiation by third-party suppliers with no need to go Payments and transfers through the entire current payment chain (acquirers and labels). 5 Itaú Unibanco | May 2019